05035580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 1 2005
WASH, D.C. 213 SECTION

AM 3-22-2005*

SEC FILE NUMBER
8-43368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berenson & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue, 4th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lewis — (212) 446-1735
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewterhouseCoopers
(Name - *if individual, state last, first middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/23/05
S.S

OATH OR AFFIRMATION

I, Michael Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berenson & Company, LLC, as of February 25th, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Controller
Title

[signature]
Notary Public

AMY E. PENGLASE ANDERSON
Notary Public, State of New York
No. 01PE6105147
Qualified in New York County
Commission Expires 2/02/2008

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berenson & Company, LLC

(A wholly owned subsidiary of Berenson & Company, Inc.)

Statement of Financial Condition

December 31, 2004

Berenson & Company, LLC
(A wholly owned subsidiary of Berenson & Company, Inc.)
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Berenson & Company, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Berenson & Company, LLC ("the Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2005

Berenson & Company, LLC
(A wholly owned subsidiary of Berenson & Company, Inc.)
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents (including restricted cash of $110,003)	$	3,280,970
Securities owned, at market value		17,666
Prepaid expenses		185,997
Due from affiliate, net		541,691
Fixed assets, net of accumulated depreciation of $668,031 (see Note 7)		155,530
Other assets		3,300
Total assets	$	4,185,154
Liabilities and Member's Equity		
Accrued compensation expense	$	1,900,000
Accrued expenses		193,600
Other liabilities		145,413
Total liabilities		2,239,013
Commitments (Note 8)		
Total member's equity		1,946,141
Total liabilities and member's equity	$	4,185,154

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Effective December 27, 2001, Berenson & Company, LLC (formerly known as Berenson Minella & Company, LLC) (the "Company") became a wholly owned subsidiary of Berenson & Company, Inc. (formerly known as Berenson Minella & Company, Inc.) (the "Parent"). The Parent is the Managing Member, and only member of Berenson & Company, LLC.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities.

The Company and the Parent changed their names effective February 24, 2003.

2. Significant Accounting Policies

Cash and cash equivalents include holdings in money market mutual funds.

Securities owned are recorded on trade date and consists of common stock which is valued at publicly quoted exchange prices.

Income taxes are provided under the provisions of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." Accordingly, the Company recognizes current and deferred tax consequences for all transactions recognized in the financial statements, calculated based upon the provision of enacted laws, including tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Accrued Compensation

The Company accrued $1,900,000 in discretionary incentive compensation. The amount was determined through an analysis of several factors, including the Company's performance. The allocation among employees, which was not determined until after the end of the year, was based on an individual's performance and contribution during the year.

4. Income Taxes

The Company is a limited liability company that is a disregarded entity for Federal and State tax purposes. The Company's results are included in a consolidated tax filing made by its Parent. For financial statement purposes, the Company has provided for income taxes on the basis that it is filing a stand alone corporate tax return.

Aggregate deferred tax liabilities in the amount of $14,467 have been recorded in other liabilities.

5. Benefit Plans

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

6. Net Capital

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $100,000 or 6 2/3% of the Company's aggregate indebtedness as defined. At December 31, 2004, the Company had net capital of $1,928,612 which exceeded the minimum net capital requirement of $100,000 by $1,828,612. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

7. Fixed Assets

Fixed assets are comprised of the following:

Computer and office equipment	$ 314,815
Furniture and fixtures	251,968
Leasehold improvements	212,010
Proprietary software	26,648
Art work	18,120
Total cost	823,561
Less: Accumulated depreciation	(668,031)
Fixed assets, net	$ 155,530

8. Commitments

The Company leases office space under noncancelable leases, which expire in January 2013. Future minimum lease payments at December 31, 2004 are as follows:

2005	$	1,315,790
2006		1,315,790
2007		1,330,290
2008		1,356,867
2009		1,409,275
Thereafter		4,376,473
	$	11,104,485

The lease requires a security deposit of $100,000, which has been satisfied by a letter of credit. The Company has collateralized such letter of credit with a cash deposit of $100,003.

9. Related Party

At December 31, 2004, the due from affiliate of $541,691 represents the net amount due from the Parent.

On December 22, 2004 the Parent elected to accelerate the purchase of 530.4 shares of preferred stock issued and outstanding to certain employees of the Company and to pay in full the paid-in-kind dividend otherwise due through the vesting date of February 28, 2005.

As of December 31, 2004 there is no preferred stock of the Parent issued and outstanding to the employees of the Company.

On April 29, 2004 the Parent issued 79,500 shares of common stock for $337,625 cash to certain professional employees of the Company.

On December 29, 2004 the Parent issued 122,473 stock options to certain professional employees of the Company.